SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(RULE 13D-102)

INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 23)

Blair Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

092828102 (CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 092828102	Page 1 of 5 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons The PNC Financial Services Group, Inc. 25-1435979
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned By Each Reporting Person With	5) Sole Voting Power 290,194 6) Shared Voting Power -0- 7) Sole Dispositive Power 230,194 8) Shared Dispositive Power 10,000

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 290,194
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions	☐
11)	Percent of Class Represented by Amount in Row (9) 7.37
12)	Type of Reporting Person (See Instructions) HC

CUSIP No. 092828102	Page 2 of 5 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Bancorp, Inc. 51-0326854
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5) Sole Voting Power 290,194 6) Shared Voting Power -0- 7) Sole Dispositive Power 230,194 8) Shared Dispositive Power 10,000

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 290,194
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions	☐
11)	Percent of Class Represented by Amount in Row (9) 7.37
12)	Type of Reporting Person (See Instructions) HC

CUSIP No. 092828102	Page 3 of 5 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Bank, National Association 22-1146430
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	5) Sole Voting Power 290,194 6) Shared Voting Power -0- 7) Sole Dispositive Power 230,194 8) Shared Dispositive Power 10,000

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 290,194
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions	☐
11)	Percent of Class Represented by Amount in Row (9) 7.37
12)	Type of Reporting Person (See Instructions) BK

Page 4 of 5 Pages

ITEM 4 -	OWNERSHIP:

The following information is as of December 31, 2005:

	(a)	Amount Beneficially Owned: 290,194 shares

	(b)	Percent of Class: 7.37

	(c)	Number of shares to which such person has:

		(i)	sole power to vote or to direct the vote 290,194

		(ii)	shared power to vote or to direct the vote -0-

		(iii)	sole power to dispose or to direct the disposition of 230,194

		(iv)	shared power to dispose or to direct the disposition of 10,000

ITEM 10 -	CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2006
Date

By:	/s/ Joan L. Gulley
Signature - The PNC Financial Services Group, Inc.

Joan L. Gulley, Vice President
Name & Title

February 10, 2006
Date

By:	/s/ Maria C. Schaffer
Signature - PNC Bancorp, Inc.

Maria C. Schaffer, Executive Vice President
Name & Title

February 10, 2006
Date

By:	/s/ Joan L. Gulley
Signature - PNC Bank, National Association

Joan L. Gulley, Executive Vice President
Name & Title

AN AGREEMENT TO FILE A JOINT STATEMENT

WAS PREVIOUSLY FILED AS EXHIBIT A TO SCHEDULE 13G